

16014333

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YYY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

120 KING STREET
(No. and Street)

NORTHAMPTON	MA	01060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE — 413-584-9121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOPHER MILNE ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE WILEY & CO., INC. , as of DECEMBER 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



JUDITH A. REYNOLDS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 30, 2019

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Gage - Wiley & Company, Inc.

We have audited the accompanying statement of financial condition of Gage - Wiley & Company, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Gage - Wiley & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage - Wiley & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Gage - Wiley & Company, Inc.'s financial statements. The supplemental information is the responsibility of Gage - Wiley & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I,

computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.



Norwood, Massachusetts
February 10, 2016

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	325,364
Deposit with clearing organization		42,518
Receivable from broker-dealers and clearing organizations		74,205
Property and equipment, at cost, less accumulated depreciation and amortization of $ 544,908		27,154
Other assets		273,908
	$	743,149

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	142,249
Stockholders' equity:		
Preferred stock		
Series A, 100 shares authorized, 5 shares issued and outstanding $.01 par value, nonvoting		25,000
Series B, 100 shares authorized, 10 shares issued and outstanding $.01 par value, nonvoting		50,000
Common stock		
Class A, 3,000 shares authorized, 504 shares issued and outstanding $.01 par value, voting		5
Class B, 2,000 shares authorized, 496 shares issued and outstanding $.01 par value, voting		5
Additional paid-in capital		249,990
Retained earnings		436,206
Less Treasury common stock at cost, Class B, 496 shares, $.01 par value, voting		(142,000)
Less Treasury preferred stock at cost, Class A, 5 shares, $.01 par value, nonvoting		(18,306)
Total stockholders' equity		600,900
	$	743,149

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2015

Revenues:	
Commissions	$ 1,285,349
Management fees	1,450,000
Interest	6,563
Other	86,578
	2,828,490
Expenses:	
Employee compensation and benefits	1,915,481
Floor brokerage, exchange and clearance fees	63,303
Communications and data processing	136,381
Occupancy and equipment rentals	184,136
Other expenses	628,863
	2,928,164
Loss before income taxes	(99,674)
Income tax benefit	21,157
Net Loss	$ (78,517)

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2015	$ 75,000	$ 10	$ 249,990	$ 514,723	$(160,306)	$ 679,417
Net ~~income~~ loss	-	-	-	(78,517)	-	(78,517)
Balance, December 31, 2015	$ 75,000	$ 10	$ 249,990	$ 436,206	$(160,306)	$ 600,900

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (78,517)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	30,843
Changes in assets and liabilities:	
Increase in Deposits with clearing organization	(748)
Decrease in Receivable from broker-dealers and clearing organizations	7,178
Decrease in Other assets	104,090
Decrease in Income Taxes Payable	(21,157)
Decrease in Accounts payable, accrued expenses	20,259
Total adjustments	140,465
Net cash from operating activities	61,948
Cash flows used for investing activities	
Purchase of equipment	-
Cash flows from financing activities	
None	-
Net increase in cash	61,948
Cash, beginning of year	263,416
Cash, end of year	$ 325,364

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	0
Interest	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company processes mutual fund transactions in its customers' names.

Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over thirty nine years, computer equipment and furniture fixtures, five years.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - RECEIVABLE FROM BROKER- DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2015 consist of the following:

Fees and commissions receivable	$74,205

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2015 major classes of property and equipment consisted of the following:

Computer equipment	$232,705
Furniture and fixtures	173,285
Leasehold improvements	166,072
	572,062
Less: Accumulated depreciation	544,908
	$ 27,154

Depreciation expense for 2015 was $30,843.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $1,450,000 for management services during 2015. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2015 the Company owed $1,476 to this affiliate.

Since this entity is under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases its operating facility from a stockholder, under an operating lease expiring in December 2015.

The Company is also responsible for insurance, taxes, utilities, repairs and maintenance for the above operating lease. Since there is common control, operating results or financial position of the company could differ significantly from those that would have been obtained if the entities were autonomous.

Rent expense for 2015 was $131,250

The president of the company has been advanced $176,837 as of December 31, 2015. Interest on this loan is at 3%. There is no specified repayment terms for this loan.

NOTE 6 – LONG TERM LEASES

The Company leases additional office space at the rate of $1,610 per month. The lease expires April 2017.
Rent expense for 2015 was $19,320.

Future minimum lease payments for this non-cancelable operation lease at December 31, 2015 are as follows...

Year ended December 31,

2016	19,320
2017	6,440
	$ 25,760

NOTE 7 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Federal	$	(12,638)
State	$	(8,519)

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the Company had net capital of $298,987, which was $198,987 in excess of its required net capital of $100,000. The Company's net capital ratio was .48 to 1.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements, with funding based upon employee contributions. The total profit sharing plan expense for 2015 was $39,608.

NOTE 10 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2015, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 10, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

GAGE - WILEY & COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Computation of net capital		
Total stockholders' equity	$	600,900
Adjustments		
Nonallowable assets		
Fixed assets, net		(27,154)
Other assets		(273,908)
Tentative net capital		299,838
Haircuts		(851)
Net capital	$	298,987
Computation of aggregate indebtedness		
Income taxes payable	$	-
Accounts payable, accrued expenses		142,249
Aggregate indebtedness	$	142,249
Ratio of aggregate indebtedness to net capital		.48 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$	100,000
Reconciliation between audited and unaudited computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$	329,535
Net audit adjustments		9,269
Increase in non-allowables and haircuts		(39,817)
Net capital per above	$	298,987

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholders
of Gage - Wiley & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Gage - Wiley & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gage - Wiley & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. Gage - Wiley & Company, Inc.'s management is responsible for Gage - Wiley & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the cash disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Norwood, Massachusetts
February 10, 2016

GAGE - WILEY & COMPANY, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
For the Year Ended December 31, 2015

Payment Date	To Whom Paid	Amount
7/21/2015	SIPC	$ 1,963.00
1/27/2016	SIPC	$ 2,734.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Gage - Wiley & Company, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Gage - Wiley & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gage - Wiley & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Gage - Wiley & Company, Inc. stated that Gage - Wiley & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gage - Wiley & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gage - Wiley & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
February 10, 2016

GAGE - WILEY & COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER\DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Gage-Wiley & Company Inc. is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1034. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2015.



Christopher B. Milne, President